Exhibit 12

Ratio of Earnings To Combined Fixed Charges

And Preferred Stock Dividend Requirements

(In Millions)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Consolidated pretax income from continuing operations	$1,298.2	$290.6	$716.3	$380.7	$387.8
Undistributed earnings of non-consolidated affiliates	13.5	(65.5)	(35.1)	(11.2)	0.1
Amortization of capitalized interest	3.6	3.0	5.6	2.0	2.0
Interest expense	69.7	39.0	39.8	22.6	3.6
Acceleration of debt issuance costs	—	—	—	0.8	1.7
Interest portion of rental expense	4.6	5.8	8.4	4.7	5.4

Total Earnings	$1,389.6	$272.9	$735.0	$399.6	$400.6

Interest expense	$69.7	$39.0	$39.8	$22.6	$3.6
Acceleration of debt issuance costs	—	—	—	0.8	1.7
Interest portion of rental expense	4.6	5.8	8.4	4.7	5.4
Preferred Stock dividend requirements	—	—	1.4	6.7	7.4

Fixed Charges Requirements	$74.3	$44.8	$48.2	$28.1	$10.7

Fixed Charges and Preferred Stock Dividend Requirements	$74.3	$44.8	$49.6	$34.8	$18.1

RATIO OF EARNINGS TO FIXED CHARGES	18.7x	6.1x	15.2x	14.2x	37.4x
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	18.7x	6.1x	14.8x	11.5x	22.1x